Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES ADDITIONAL BUYBACK OF NOTES SERIES I

Tel Aviv, Israel, December 6, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today further to its press release dated November 26, 2018 and November 29, 2018 regarding a new Buy-Back plan for its (Series I) Notes (the “Notes” and the “Current Buy-Back Plan”, respectively), that it completed repurchases of additional 115,067 par value Notes.

Below is a table containing a summary of data regarding the repurchase of Notes under the Current Buy-Back Plan:

Note	The acquiring corporation	Quantity purchased (Par value)	Weighted average price	Total amount paid (NIS)
Series I	Elbit Imaging Ltd	3,625,086	130.52	4,731,312

Since the issuance of the Notes (in February 2014) and until the date of this press release, the Company has published three (3) buy-back plans for the repurchase of up to NIS 200 million of Notes. As of the date of this press release, the Company has purchased par value NIS 100.16 million Notes for a total cash consideration of NIS 123.95 million.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact

Ron Hadassi

CEO and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com